Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On December 28, 2015, SGOCO International (HK) Limited (“SGOCO International”), a Hong Kong limited company and wholly owned subsidiary of SGOCO Group, Ltd. (the “Company”), entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited (the “Agreement”) with Richly Conqueror Limited, a company organized under the laws of the British Virgin Islands (the “Vendor”). Pursuant to the Agreement, SGOCO International acquires 100% of the issued share capital of Boca International Limited (“Boca”), a private holding company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52 million in the form of cash, plus up to 19.9% newly issued ordinary shares (the “Shares”) of the Company. In March, 2016, the acquisition of Boca was closed and SGOCO International fully paid $52 million plus 1,162,305 post-split shares of common stock of the Company and received 100% of the shares and ownership of Boca.

There were no significant accounting policy differences or other items which required adjustment in the accompanying unaudited pro forma condensed consolidated financial statements.

No pro forma balance sheet is presented as the acquisition of Boca is already reflected in the historical consolidated balance sheet of the Company as of June 30, 2016, as included in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2016.

The accompanying unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2016 and for the year ended December 31, 2015 give effect to the acquisition as if it had been consummated on January 1, 2016 and 2015, respectively.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements of Boca (included herein) as well as those of the Company. The historical consolidated financial statements referred to above for the Company were included in its Form 6-K filed with the SEC on December 23, 2016 for the six months ended June 30, 2016 and Annual Report on Form 20-F for the year ended December 31, 2015. The historical financial statements referred to above for Boca were included in the Company’s Form 6-K/A filed with the SEC on December 23, 2016.

The accompanying unaudited pro forma condensed consolidated financial information and the historical consolidated financial information presented herein should be read in conjunction with the historical consolidated financial statements and notes thereto for the Company.

The unaudited pro forma condensed consolidated statements of operations include pro forma adjustments which reflect transactions and events that (a) are directly attributable to the acquisition of Boca, (b) are factually supportable and (c) with respect to the condensed statements of operations, have a continuing impact on consolidated results. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial information does not reflect future events that may occur after the acquisition. The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and is not necessarily indicative of the results of operations that would have occurred if the acquisition of Boca had occurred on January 1, 2016 and 2015, respectively, nor is it necessarily indicative of the Company's future operating results. The pro forma adjustments are subject to change and are based upon currently available information and certain assumptions that the Company believes are reasonable.

SGOCO GROUP, LTD. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2016
(In thousands of U.S. dollars except share and per share data)

	BOCA	SGOCO GROUP, LTD. AND SUBSIDIARIES	Pro Forma adjustments	Pro Forma adjustments	Pro Forma
	(A)	(B)	(a)	(b)
REVENUES	$2	$4,678	(2)		4,678

COST OF GOODS SOLD	-	4,489	-		4,489

GROSS PROFIT	2	189	(2)		189

OPERATING EXPENSES:
Selling expenses	-	39			39
General and administrative expenses	48	1,433	(4)	420	1,897
Total operating expenses	48	1,472	(4)	420	1,936

LOSS FROM OPERATIONS	(46)	(1,283)	2	(420)	(1,747)

OTHER INCOME (EXPENSES):
Interest income	-	-			-
Interest expense	(8)	(9)	4		(13)
Other income (expense), net	-	(16)	(1)		(17)
Loss on change in fair value of convertible notes	-	(1,500)			(1,500)
Total other income (expenses), net	(8)	(1,525)	3		(1,530)

LOSS BEFORE PROVISION FOR INCOME TAXES	(54)	(2,808)	5	(420)	(3,277)

INCOME TAX CREDIT	-	105	-	105	210
NET LOSS	(54)	(2,703)	5	(315)	(3,067)

LOSS PER SHARE:
Basic		(0.42)			(0.40)
Diluted		(0.42)			(0.40)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic		6,476,467			7,638,772 (c)
Diluted		6,476,467			7,638,772 (c)

(A) Source:  unaudited financial statements of Boca on Form 6-K/A for the six months ended June 30, 2016.

(B) Source:  unaudited financial statements of SGOCO Group, Ltd. on Form 6-K for the six months ended June 30, 2016.

SGOCO GROUP, LTD. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
(In thousands of U.S. dollars except share and per share data)

	BOCA	SGOCO GROUP, LTD. AND SUBSIDIARIES	Pro Forma adjustments	Pro Forma
	(A)	(B)	(b)
REVENUES	$73	$1,921		1,994

COST OF GOODS SOLD	31	1,826		1,857

GROSS PROFIT	42	95		137

OPERATING EXPENSES:
Selling expenses	-	131		131
General and administrative expenses	267	1,498	1,681	3,446
Total operating expenses	267	1,629	1,681	3,577

LOSS FROM OPERATIONS	(225)	(1,534)	(1,681)	(3,440)

OTHER INCOME (EXPENSES):
Interest income	-	220		220
Interest expense	(20)	(57)		(77)
Other income (expense), net	13	(8)		5
Loss on change in fair value of convertible notes	-	(1,041)		(1,041)
Change in fair value of warrant derivative liability	-	2		2
Total other income (expenses), net	(7)	(884)		(891)

LOSS BEFORE PROVISION FOR INCOME TAXES	(232)	(2,418)	(1,681)	(4,331)

INCOME TAX CREDIT	-	-	420	420
NET LOSS	(232)	(2,418)	(1,261)	(3,911)

LOSS PER SHARE:
Basic		(0.55)		(0.70)
Diluted		(0.55)		(0.70)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic		4,400,298		5,562,603 (c)
Diluted		4,400,298		5,562,603 (c)

(A) Source:  unaudited financial statements of Boca on Form 6-K/A for the six months ended June 30, 2016.

(B) Source:  unaudited financial statements of SGOCO Group, Ltd. on Form 6-K for the six months ended June 30, 2016.

SGOCO GROUP, LTD.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of Transaction and Basis of Presentation

The unaudited pro forma condensed consolidated statements of operations are based upon (a) the historical consolidated financial statements of the Company, which were included in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2016 for the six months ended June 30, 2016 and Annual Report on Form 20-F for the year ended December 31, 2015; and (b) the historical financial statements of Boca International Limited (“Boca”), which were included in the Company’s Form 6-K/A filed with the SEC on December 23, 2016.

The unaudited pro forma condensed consolidated statements of operations reflect the acquisition by the Company of Boca as if the acquisition had been consummated on January 1, 2015 and 2016 (the first day of the Company's 2015 and 2016 fiscal year), respectively.

No pro forma balance sheet is presented as the acquisition of Boca is already reflected in the historical consolidated balance sheet of the Company as of June 30, 2016, as included in its Form 6-K filed with the SEC on December 23, 2016.

Pro Forma Adjustments

The following pro forma adjustments are included in the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2016 and the year ended December 31, 2015:

(a)	Reflects the elimination of post-acquisition historical revenues and expenses of Boca being consolidated in the historical condensed consolidated statement of operations of SGOCO Group, Ltd.

(b)	Includes the amortization of the acquired intangible assets of Boca.

(c)	Weighted average shares outstanding was calculated assuming all shares issued for the acquisition of Boca were outstanding as of January 1, 2015.

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